Exhibit 99.3

Akari Therapeutics Reports First Quarter 2022 Financial Results and Highlights Recent Pipeline Progress

•	Four patients have been enrolled in the Phase 3 Part A clinical trial of nomacopan in severe pediatric hematopoietic stem cell transplant related (HSCT) thrombotic microangiopathy (TMA); the Part A study is enrolling seven patients

•	Ten of the clinical trial sites across the U.S., Germany, and the Netherlands are now opened and screening has begun for the placebo-controlled ARREST-BP Phase 3 Part A study of investigational nomacopan in bullous pemphigoid (BP) that has a recruitment goal of 48 patients; Akari continues to open clinical trial sites

•	Significant progress has been made in the pre-clinical work on tolerability and extended dose interval of long-acting PAS-nomacopan for geographic atrophy (GA) in dry age-related macular degeneration (dAMD); advances PAS-nomacopan on the pathway to potential IND/IMPD

•	Appointment of accomplished biotech executive Melissa Bradford-Klug as Chief Operating Officer

NEW YORK and LONDON, July 20, 2022 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company focused on advanced therapies for autoimmune and inflammatory diseases, today announced financial results for the quarter ended March 31, 2022, as well as research and development progress on nomacopan and long-acting PAS-nomacopan. Investigational nomacopan is a bispecific recombinant inhibitor of complement C5 and leukotriene B4 (LTB4) currently being investigated in two Phase 3 clinical trials for use in severe pediatric hematopoietic stem cell transplant related (HSCT) thrombotic microangiopathy (TMA) and bullous pemphigoid (BP). Akari also is advancing long-acting PASylated® nomacopan for geographic atrophy (GA) in dry age-related macular degeneration (dAMD).

“Akari is advancing our two Phase 3 programs with urgency, opening ten clinical trial sites and beginning the screening of bullous pemphigoid patients, while also enrolling and dosing in the pediatric HSCT-TMA study at a rate that has exceeded my expectations and positions us well to meet our recruitment objectives,” said Rachelle Jacques, President and CEO of Akari Therapeutics. “Akari also has made significant strides in the pre-clinical work on long-acting PAS-nomacopan as we advance the potential of this novel therapeutic to address significant unmet patient needs in geographic atrophy and build a solid foundation for human studies.”

Akari Pipeline Highlights

Phase 3 Part A clinical trial in severe pediatric HSCT-TMA

Four patients have been enrolled in the Phase 3 Part A clinical trial of nomacopan in severe pediatric HSCT-TMA. The Phase 3 Part A clinical trial has a recruitment goal of seven patients over six months old. Sites are open and recruiting in the U.S, U.K., and Poland for the open-label study of pediatric patients who have undergone allogeneic or autologous HSCT and develop HSCT-TMA within a year of transplant.

Thrombotic microangiopathy following a stem cell transplant procedure is a rare but serious complication of HSCT that appears to involve complement activation, inflammation, tissue hypoxia and blood clots, leading to progressive organ damage and death. The mortality rate in patients who develop severe transplant-related TMAs is 80%.1 Currently, there are no approved treatment options in the U.S. or Europe.

ARREST-BP Phase 3 Part A clinical trial in BP

After resolving third-party supply chain issues, in May 2022 Akari began opening clinical trial sites. Ten of the clinical trial sites across the U.S., Germany, and the Netherlands are now opened and screening patients for the placebo-controlled Phase 3 Part A study of investigational nomacopan in BP. The Phase 3 Part A clinical trial is enrolling 48 patients with moderate-to-severe BP and will compare the efficacy and safety of nomacopan plus oral corticosteroids (OCS) against placebo plus OCS.

While BP is the most common autoimmune blistering skin disease, it is a rare disease. Prevalence rates vary in specific regions around the world and it has been estimated to be 12 to 23 cases per million people in the general population. It primarily affects people over the age of 65 and prevalence rises with age to approximately 190 to 312 cases each year per million people who are over 80 years of age.2 The mortality rate in BP is approximately three-fold higher than the general population, due to the disease itself, and infections and cardiovascular conditions that are more common in older patients and are exacerbated by treatment with high-dose OCS.3 There are no approved treatment options for BP.

Pre-clinical program in GA/dAMD

Akari has made significant progress on the pre-clinical program that is laying a foundation for potential clinical trials of long-acting PAS-nomacopan for geographic atrophy (GA) in dry age-related macular degeneration (dAMD). Recent progress was focused on tolerability and half-life of PAS-nomacopan to further clarify the potential of addressing three areas of significant unmet patient needs in GA: less frequent intravitreal injections into the back of the eye, lower dose volume of intravitreal injections, and, through LTB4 inhibition4, reduced risk of sight-threatening choroidal neovascularization (CNV), also known as wet age-related macular degeneration (wAMD), which can be a complication of certain complement-only inhibitors.5,6

Geographic atrophy is a chronic progressive degeneration of the macula, which occurs during late-stage dry AMD. GA can lead to irreversible vision loss. Approximately 5 million people are affected worldwide with GA,7 nearly 1 million in the U.S.8 There are no approved treatment options.

References

1.	Rosenthal J. Hematopoietic cell transplantation-associated thrombotic microangiopathy: a review of pathophysiology, diagnosis, and treatment. J Blood Med. 2016;7:181-186. Published 2016 Sep 2.

2.	Gudi VS, et al. Annual incidence and mortality of bullous pemphigoid in the Grampian Region of North-east Scotland. Br J Dermatol. 2005;153(2):424-427.

3.	Tedbirt B, Gillibert A, Andrieu E, et al. Mixed Individual-Aggregate Data on All-Cause Mortality in Bullous Pemphigoid: A Meta-analysis. JAMA Dermatol. 2021;157(4):421-430.

4.	Sasaki F, Koga T, Ohba M, et al. Leukotriene B4 promotes neovascularization and macrophage recruitment in murine wet-type AMD models. JCI Insight. 2018;3(18):e96902. Published 2018 Sep 20.

5.	Liao DS, Grossi FV, El Mehdi D, et al. Complement C3 Inhibitor Pegcetacoplan for Geographic Atrophy Secondary to Age-Related Macular Degeneration: A Randomized Phase 2 Trial. Ophthalmology. 2020;127(2):186-195.

6.	Jaffe GJ, Westby K, Csaky KG, et al. C5 Inhibitor Avacincaptad Pegol for Geographic Atrophy Due to Age-Related Macular Degeneration: A Randomized Pivotal Phase 2/3 Trial. Ophthalmology. 2021;128(4):576-586.

7.	Wong WL, et al. Global prevalence of age-related macular degeneration and disease burden projection for 2020 and 2040: a systematic review and meta-analysis. Lancet Glob Health. 2014;2(2):e106-e116.

8.	Friedman DS,, et al. Prevalence of age-related macular degeneration in the United States [published correction appears in Arch Ophthalmol. 2011 Sep;129(9):1188]. Arch Ophthalmol. 2004;122(4):564-572.

First Quarter 2022 Financial Results

At March 31, 2022, the Company had cash of approximately $16.7 million, compared to cash of approximately $9.4 million at December 31, 2021.

In March 2022, Akari entered into an agreement with Paulson Investment Company, LLC to serve as placement agent in connection with a registered direct offering and sold approximately 7.4 million of the Company’s ADSs for gross proceeds of approximately $8.9 million.

Research and development expenses for the first quarter of 2022 were approximately $2.1 million, as compared to approximately $3.5 million for the same period the previous year. This decrease was primarily due to lower manufacturing expenses to support ongoing clinical trials.

General and administrative expenses for the first quarter of 2022 were approximately $3.1 million, as compared to approximately $2.0 million for the same period the previous year. The increase was primarily due to expenses associated with the appointment of the Company’s new chief executive officer and the departure of the previous CEO.

For the first quarter of 2022, total other income was approximately $68,000, as compared to total other loss of approximately $290,000 for the same period the previous year. This change was primarily due to foreign currency exchange gains in the current period as compared to foreign currency exchange losses in the prior period.

Net loss for the first quarter of 2022 was approximately $5.2 million, as compared to net loss of approximately $5.8 million in the same period the previous year.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases. Akari's lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of C5 complement activation and leukotriene B4 (LTB4) activity. Akari's pipeline includes two Phase 3 clinical trial programs investigating nomacopan for bullous pemphigoid (BP) and pediatric hematopoietic stem cell transplant-related (HSCT) thrombotic microangiopathy (TMA), as well as pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward- looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result there; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2022 and December 31, 2021

(in U.S. dollars, except share data)

	March 31,	December 31,
	2022	2021
	(Unaudited)
Assets
Current Assets:
Cash	$16,722,503	$9,361,270
Prepaid expenses	2,385,131	2,173,528
Other current assets	325,742	90,301
Total Current Assets	19,433,376	11,625,099

Patent acquisition costs, net	21,335	22,929
Total Assets	$19,454,711	$11,648,028

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	3,076,033	1,788,563
Accrued expenses	2,447,536	3,184,883
Liability related to deposits received for share subscriptions	-	1,120,000
Total Liabilities	$5,523,569	$6,093,446

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value
Authorized: 15,000,000,000 ordinary shares; issued and outstanding: 5,934,917,123 and 4,759,731,923 at March 31, 2022 and December 31, 2021, respectively	593,492	475,973
Additional paid-in capital	166,598,599	153,130,813
Capital redemption reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(573,317)	(540,967)
Accumulated deficit	(204,881,443)	(199,705,048)
Total Shareholders' Equity	13,931,142	5,554,582
Total Liabilities and Shareholders' Equity	$19,454,711	$11,648,028

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended March 31, 2022 and March 31, 2021

(in U.S. dollars)

	Three Months Ended
	March 31, 2022	March 31, 2021
Operating Expenses:
Research and development expenses	$2,139,607	$3,529,384
General and administrative expenses	3,104,378	2,019,286
Total Operating Expenses	5,243,985	5,548,670
Loss from Operations	(5,243,985)	(5,548,670)
Other Income:
Interest income	4,362	3,735
Foreign currency exchange gains (losses)	70,337	(285,854)
Other expenses	(7,109)	(7,712)
Total Other Income (Loss)	67,590	(289,831)
Net Loss	(5,176,395)	(5,838,501)
Other Comprehensive (Loss)/ Income:
Foreign Currency Translation Adjustment	(32,350)	306,097
Comprehensive Loss	$(5,208,745)	$(5,532,404)
Loss per ordinary share (basic and diluted)	$(0.00)	$(0.0)
Weighted average ordinary shares (basic and diluted)	5,358,350,789	3,847,331,923

For More Information

Investor Contact:
Mike Moyer
LifeSci Advisors
(617) 308-4306
mmoyer@lifesciadvisors.com

Media Contact:
Eliza Schleifstein
Schleifstein PR
(917) 763-8106
eliza@schleifsteinpr.com